UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-38072

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NexGen Energy Ltd.
(Translation of registrant's name into English)

Suite 3150, 1021 - West Hastings Street
Vancouver, B.C., Canada V6E 0C3
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 9, 2025.

NexGen Energy Ltd.
(Registrant)

By:	/s/ Rhéal Assié
Name:	Rhéal Assié, CA
Title:	Acting CFO

EXHIBIT INDEX

Exhibit	Description

99.1	News Release dated May 9, 2025